UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No. 3  )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald W. Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  718,000
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,246,699
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    718,000

                           8   SHARED DISPOSITIVE POWER
                               1,246,699

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
          1,964,699

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.6%

12        TYPE OF REPORTING PERSON*
          IN



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NOL OF ABOVE PERSON

          Tracey B. Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  700
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  1,963,999
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  700

                           8   SHARED DISPOSITIVE POWER
                               1,963,999

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          1,964,699

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          16.6%

12        TYPE OF REPORTING PERSON*
          IN


This Amendment No. 3 to the Schedule 13G of Ronald W. Daw and Tracey B. Daw amends and supplements, and should be read in conjunction with, the Schedule 13G and Amendments 1 and 2 thereto, all of which were filed on May 31, 1996.

Item 1.

      (a)   Name of Issuer:  Daw Technologies, Inc.

      (b)   Address of Issuer's Principal Executive
            Offices:  2700 South 900 West,
                      Salt Lake City, Utah 84119


Item 2.

      (a)   Name of Persons Filing:  Ronald W. Daw and
            Tracey B. Daw (the "Reporting Persons")

      (b)   Address of Principal Business Office of
            Ronald W. Daw:  2700 South 900 West, Salt
            Lake City, Utah  84119

            Address of Residence of Tracey B. Daw:
            488 Edindrew Circle, Murray, Utah 84107

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:  Common Stock,
            $.01 Par Value (the "Common Stock")

      (e)   CUSIP Number:  23922010


Item 3.

            This statement is not filed pursuant to Rule
            13d-1(b) or 13d-2(b).


Item 4.     Ownership

      (a) Amount Beneficially owned by Ronald W. Daw as of 12/31/95: 1,964,699 shares
            Amount Beneficially owned by Tracey B. Daw as of 12/31/95: 1,964,699 shares

      (b)   Percent of Class owned by Ronald W. Daw as
            of 12/31/95:  16.6%
            Percent of Class owned by Tracey B. Daw as
            of 12/31/95:  16.6%

      (c)   Number of shares as to which the Reporting
            Persons have:

            (i)  sole power to vote or to direct the
                 vote:  As of December 31, 1995, Ronald
                 W. Daw had sole power to vote or
                 direct the vote of 718,000 shares,
                 which included, 453,700 shares held by
                 Ronald W. Daw, 219,300 shares owned by
                 the Ronald Daw Family Limited
                 Partnership and 45,000 shares
                 underlying options that were presently
                 exercisable.

                 Tracey B. Daw had sole power to vote
                 700 shares, which included 100 shares
                 held by her individually and 600
                 shares held by her as trustee of the
                 Reporting Persons' childrens' trusts.


            (ii) shared power to vote or to direct the
                 vote:  As of December 31, 1995, the
                 Reporting Persons shared the power to
                 vote or to direct the vote of
                 1,245,999 shares held jointly by the
                 Reporting Persons.  In addition,
                 Tracey B. Daw may be deemed to share
                 the power to vote or direct the vote
                 of the 718,000 shares held by Ronald
                 W. Daw and the Ronald Daw Family
                 Limited Partnership, and Ronald W. Daw
                 may be deemed to share the power to
                 vote or direct the vote of the 700
                 shares held by Tracey B. Daw,
                 individually and as trustee of the
                 Reporting Persons' children's trusts.

            (iii)      sole power to dispose or to
                       direct the disposition of:  As of
                       December 31, 1995, Ronald W. Daw
                       had sole power to dispose or
                       direct the disposition of 718,000
                       shares, which included 453,700
                       shares held by Ronald W. Daw,
                       219,300 shares owned by the
                       Ronald Daw Family Limited
                       Partnership and 45,000 shares
                       underlying presently exercisable
                       options.

                 Tracey B. Daw had sole power to
                 dispose or direct the disposition of
                 700 shares, which included 100 shares
                 held by her individually and 600
                 shares held by her as trustee of the
                 Reporting Persons' children's trusts.

            (iv) shared power to dispose or to direct
                 the disposition of:  As of December
                 31, 1995, the Reporting Persons shared
                 the power to dispose or to direct the
                 disposition of 1,245,999 shares held
                 jointly by them.  In addition, Tracey
                 B. Daw may be deemed to share the
                 power to dispose or direct the
                 disposition of the 718,000 shares held
                 by Ronald W. Daw and the Ronald Daw
                 Family Limited Partnership, and Ronald
                 W. Daw may be deemed to share the
                 power to dispose or direct the
                 disposition of the 700 shares held by
                 Tracey B. Daw, individually and as
                 trustee of the Reporting Persons'
                 children's trusts.

            The filing of this Schedule 13G shall not be construed as an admission that the Reporting
            Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of
            1934, are the beneficial owners of all of the securities covered by this Schedule 13G.

Note: The Schedule 13G for the Reporting Persons incorrectly reported on the cover page that as of 12/31/93, Ronald W. Daw had sole voting power of 4,411,433 shares; the correct number was 4,411,533 shares. Amendment
       No. 1 to the Reporting Persons' Schedule 13G incorrectly reported on the cover page that, as of 12/31/94, the percentage owned by Ronald W. Daw was 42.7%; the correct percentage was 48.7%. In addition, Amendment No. 1 to the Reporting Persons' Schedule 13G incorrectly reported on the cover page that the aggregate amount beneficially owned by Tracey B. Daw, as of 12/31/94, was 2,266,999 shares; such amount should have been 2,266,699 shares. Amendment No. 2 to the Reporting Persons' Schedule 13G incorrectly reported on the cover page that, as of 12/31/95, Tracey B. Daw beneficially owned 1,964,999 shares; such amount should have been 1,964,699 shares.

Item 5.     Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting
      Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person

      Not applicable.


Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.


Item 9.     Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

                          SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  May  31 , 1996             DATED:  May  31 , 1996



By /s/ RONALD W. DAW               By  /s/ Ronald W. Daw
Ronald W. Daw                      Tracey B. Daw by Ronald W. Daw,
                                   as Attorney-in-fact pursuant to a Power
                                   of Attorney dated May   , 1996, a copy of
                                   which is filed herewith and incorporated
                                   herein by reference.




                          AGREEMENT

      The undersigned agree that this Amendment No. 3 to Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to shares of Common Stock of Daw
Technologies, Inc. shall be filed on behalf of the undersigned.



By /s/ RONALD W. DAW               By  /s/ Ronald W. Daw
Ronald W. Daw                      Tracey B. Daw by Ronald W. Daw, as
                                   Attorney-in-fact pursuant to a Power of
                                   Attorney dated May      , 1996, a copy of
                                   which is filed herewith and incorporated
                                   herein by reference.